SCHEDULE 13G/A
(Amendment No. 28)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULES 13d-1(b) AND (c)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

Ecology and Environment, Inc.
(Name of Issuer)

Class A Common Stock
(Class B Common Stock is Convertible into Class A
Common Stock on a one for one basis)
(Title of Class of Securities)

278878 10 3
(CUSIP Number)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 278878 10 3

1)	Name of Reporting Persons

Ronald L. Frank

2)	Check the Appropriate Box if a Member of a Group

Not Applicable

3)	Securities and Exchange Commission use only

4)	Citizenship or Place of Organization

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

5)	Sole Voting Power

Class A(a), (d)	Class B(b)

214,045	187,234

6)	Shared Voting Power

Class A	Class B

-0-	-0-

7)	Sole Dispositive Power

Class A	Class B

34,811	-0-

8)	Shared Dispositive Power(c)

Class A(d)	Class B(b)

187,234	187,234

9)	Aggregate Amount Beneficially Owned by Reporting Person:

Class A(a), (d)	Class B(b)

222,045	187,234

10)	Check box if the aggregate amount in Row 9 excludes certain shares	☐

11)	Percent of Class Represented by Amount in Row 9:

Class A(a), (d)	Class B

7.0%	14.5%

12)	Type of Reporting Person:

Individual

(a)           Includes 8,140 shares of Class A Common Stock owned by Mr. Frank’s individual retirement account and 6,265 shares of Class A Common Stock owned by Mr. Frank’s 401(k) plan account.
(b)           Class B Stock is convertible into Class A Stock on a one for one basis.
(c)           Messrs. Gerard J. Neumaier (deceased, 2013), Frank B. Silvestro, Ronald L. Frank, and Gerald A. Strobel entered into a Stockholders’ Agreement dated May 12, 1970, as amended January 24, 2011, which governs the sale of certain shares of Ecology and Environment, Inc. common stock (now classified as Class B Common Stock) owned by them, certain children of those individuals and any such shares subsequently transferred to their spouses and/or children outright or in trust for their benefit upon the demise of a signatory to the Agreement (“Permitted Transferees”).  The Agreement provides that prior to accepting a bona fide offer to purchase some or all of their shares of Class B Common Stock governed by the Agreement, that the selling party must first allow the other signatories to the Agreement (not including any Permitted Transferee) the opportunity to acquire on a pro rata basis, with right of over-allotment, all of such shares covered by the offer on the same terms and conditions proposed by the offer.
(d)           The Filing Person is deemed to be the beneficial owner of securities that may be acquired within 60 days through the exercise of exchange or conversion rights.  The shares of Class A Common Stock issuable upon conversion by any such shareholder are not included in calculating the number of shares or percentage of Class A Common Stock beneficially owned by any other shareholder.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

Schedule 13G

Under the Securities Exchange Act of 1934

Item 1(a):	Name of Issuer:

Ecology and Environment, Inc.

Item 1(b):	Address of Issuer's Principal Executive Offices:

368 Pleasant View Drive, Lancaster, New York

Item 2(a):	Name of Person Filing:

Ronald L. Frank

Item 2(b):	Address of Principal Business Office:

368 Pleasant View Drive, Lancaster, New York

Item 2(c):	Citizenship:

United States

Item 2(d):	Title of Class of Securities:

Class A Common Stock (Class B Common Stock is convertible into Class A Stock on a one for one basis)

Item 2(e):	CUSIP Number:

278878 10 3

Item 3:	Not Applicable

Item 4(a):	Amount Beneficially Owned:

Class A(a), (d)	Class B(b)

222,045	187,234

Item 4(b):	Percent of Class:(e)

Class A(a), (d)	Class B

7.0%	14.5%

Item 4(c)(i):	Sole Power to Vote or to direct the vote:

Class A(a),(d)	Class B(b),(c)

222,045	187,234

Item 4(c)(ii):	Shared Power to Vote or to direct the vote:

Class A	Class B

-0-	-0-

Item 4(c)(iii):	Sole Power to dispose or to direct the disposition of:

Class A	Class B

34,811	-0-

Item 4(c)(iv):	Shared Power to dispose or to direct the disposition of:

Class A(d)	Class B(b)

187,234	187,234

Item 5:	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6:	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8:	Identification and Classification of Members of the Group:

Not Applicable

Item 9:	Notice of Dissolution of Group:

Not Applicable

Item 10:	Certification:

Not Applicable

(a)           Includes 8,140 shares of Class A Common Stock owned by Mr. Frank’s individual retirement account and 6,265 shares of Class A Common Stock owned by Mr. Frank’s 401(k) plan account.
(b)           Class B Stock is convertible into Class A Stock on a one for one basis.
(c)           Messrs. Gerard J. Neumaier (deceased, 2013), Frank B. Silvestro, Ronald L. Frank, and Gerald A. Strobel entered into a Stockholders’ Agreement dated May 12, 1970, as amended January 24, 2011, which governs the sale of certain shares of Ecology and Environment, Inc. common stock (now classified as Class B Common Stock) owned by them, certain children of those individuals and any such shares subsequently transferred to their spouses and/or children outright or in trust for their benefit upon the demise of a signatory to the Agreement (“Permitted Transferees”).  The Agreement provides that prior to accepting a bona fide offer to purchase some or all of their shares of Class B Common Stock governed by the Agreement, that the selling party must first allow the other signatories to the Agreement (not including any Permitted Transferee) the opportunity to acquire on a pro rata basis, with right of over-allotment, all of such shares covered by the offer on the same terms and conditions proposed by the offer.
(d)           The Filing Person is deemed to be the beneficial owner of securities that may be acquired within 60 days through the exercise of exchange or conversion rights.  The shares of Class A Common Stock issuable upon conversion by any such shareholder are not included in calculating the number of shares or percentage of Class A Common Stock beneficially owned by any other shareholder.
(e)           There are 3,000,956 shares of Class A Common Stock outstanding and 1,293,146 shares of Class B Common Stock outstanding as of December 31, 2016.

Signature:          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 1, 2017

Signature:	/s/ Ronald L. Frank

Name/Title:	Ronald L. Frank, Executive Vice President of Finance, Secretary and Director